                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1994

                                OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____


Commission file number 0-5550



                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          ____________________________
                            (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
              ____________________________________________________
              (Issuer of the securities held pursuant to the Plan)



                                5619 DTC Parkway
                          Englewood, Colorado  80111
                  ___________________________________________
                  (Address of its principal executive office)

REQUIRED INFORMATION

      Financial Statements:                                    Page No.
      --------------------                                     --------
        Independent Auditors' Report                                1

        Statements of Net Assets Available
         for Participant Benefits,
         December 31, 1994 and 1993                                 2

        Statements of Changes in Net Assets
         Available for Participant Benefits,
         Years ended December 31, 1994, 1993 and 1992               3

        Notes to Financial Statements,
         December 31, 1994, 1993 and 1992                        4 to 7

        Schedule 1 - Plan Investments                               8

        Schedule 2 - Reportable Transactions                        9

     Exhibit -
     -------
        23-Consent of KPMG Peat Marwick LLP



SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        TELE-COMMUNICATIONS, INC.
                                        EMPLOYEE STOCK PURCHASE PLAN
                                        (Name of Plan)




                                        By  /s/ Bernard W. Schotters
                                          -------------------------------------
                                            Bernard W. Schotters
                                            Vice President - Finance and
                                              Treasurer
                                            and Member of Plan Committee


June 28, 1995

                          Independent Auditors' Report


The Plan Committee
Tele-Communications, Inc.
  Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        KPMG Peat Marwick LLP


Denver, Colorado
June 23, 1995

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1994 and 1993


Assets                                                1994                 1993
- ------                                              --------             --------
Cash and cash equivalents                          $   284,595            1,407,105

Investment in employer securities,
  at market value (Tele-Communications, Inc.
  common stock):

   8,564,712 and 7,207,399 Class A shares,
     with cost of $158,187,847 and
     $118,955,783 at December 31, 1994
     and 1993, respectively                         186,282,486         218,023,820

Investments in marketable securities
  (other than employer securities),
  at market value:

   Republic Pictures Corporation Class A
     common stock, with cost of $29,040 at
     December 31, 1993                                       --             318,024

   General Communication, Inc. Class A
     common stock, with cost of $169,480 at
     December 31, 1993                                       --             624,877

   General Communication, Inc. Class B
     common stock, with cost of $53,244 at
     December 31, 1993                                       --              67,780
                                                   ------------        ------------
                                                    186,567,081         220,441,606


Liabilities
- -----------
Due to broker for securities purchased                  105,884           1,049,986
                                                   ------------        ------------

Net assets available for participant benefits,
  including $2,311,643 and $3,702,786 of
    benefits payable to participants in 1994
    and 1993, respectively                         $186,461,197         219,391,620
                                                   ============        ============


See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Changes in Net Assets Available
                            for Participant Benefits

                  Years ended December 31, 1994, 1993 and 1992


                                                1994              1993                1992
                                              --------          --------            --------
Contributions:
  Employer                                  $ 21,254,569        16,448,894          12,931,053
  Employee                                    21,450,536        16,904,515          13,101,966
  Transfers from other plans                     911,970           356,950             852,494
                                            ------------       -----------         -----------
                                              43,617,075        33,710,359          26,885,513
                                            ------------       -----------         -----------
Net investment income (loss):
 Net unrealized appreciation
   (depreciation) of securities:

     Tele-Communications, Inc.
       Class A common stock                  (62,681,130)       64,409,739          28,601,910

     Republic Pictures
       Corporation Class A
       common stock                               11,271           146,908              70,524

     General Communication, Inc.
       Class A common stock                     (163,708)          316,920              94,294

     General Communication, Inc.
       Class B common stock                       (3,130)           (5,819)             (6,184)

 Realized gain on securities
  transactions                                   537,017                --                  --

 Interest income                                  52,335            32,429              84,972
                                            ------------       -----------         -----------
                                             (62,247,345)       64,900,177          28,845,516
                                            ------------       -----------         -----------

Total contributions and net
 investment income (loss)                     (18,630,270)      98,610,536          55,731,029

Distributions to participants                 (14,300,153)     (24,449,331)        (19,491,529)
                                            -------------      -----------         -----------

Increase (decrease) in net assets
    available for participant
    benefits                                  (32,930,423)      74,161,205          36,239,500

Net assets available
 for participant benefits:

   Beginning of year                          219,391,620      145,230,415         108,990,915
                                            -------------      -----------         -----------

   End of year                              $ 186,461,197      219,391,620         145,230,415
                                            =============      ===========         ===========


See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                        December 31, 1994, 1993 and 1992


(1)   Summary of Significant Accounting Policies

      Basis of Presentation

      The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

      Trust Fund Managed by The Colorado National Bank ("Trustee")

      Under the terms of a trust agreement between the Trustee and the Tele-Communications, Inc. Employee Stock Purchase Plan (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets.

      Cash Equivalents

      The Plan considers investments with initial maturities of three months or less to be cash equivalents.

      Investments


      Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for Tele-Communications, Inc. ("TCI") Class A common stock were $21.75 and $30.25 per share at December 31, 1994 and 1993,
      respectively.    Securities transactions are accounted for on the trade
      date. Distributions are reflected at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

      Income Taxes


      The Plan has received a determination letter from the Internal Revenue Service, dated February 4, 1986, which provides that the Plan is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxation under Section 501 of such Code. The Plan has also received a determination letter, dated March 6, 1989, regarding qualification of the salary reduction provisions of the Plan under Section 401(k) of the Internal Revenue Code. During 1994, the Plan was amended and restated to comply with the Tax Reform Act of 1986. The Plan has applied for a new determination letter and expects to maintain its qualified status.

      Plan Expenses

      Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

                                                                  (continued)

                        TELE-COMMUNICATIONS, INC.
                       EMPLOYEE STOCK PURCHASE PLAN

                      Notes to Financial Statements


(2)   Description of the Plan

      As of January 27, 1994, TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

      The Plan is a defined contribution plan sponsored by TCI. The Plan enables participating employees to acquire a proprietary interest in TCI and to receive benefits upon retirement. In addition, the Plan includes a salary deferral feature in respect of employee contributions. At December 31, 1994, there were 12,639 participants in the Plan and 17,704 employees were eligible to participate. Due to the December 2, 1991 merger between TCI and United Artists Entertainment Company ("UAE"), eligible UAE employees who remained with TCI were allowed to participate in the Plan effective January 1, 1992. Due to the TCI/Liberty Merger, Liberty employees were allowed to participate in the Plan effective October 1, 1994 if employees met the Plan's eligibility requirements. The one year of service requirement could be satisfied if employees had one year of service with Liberty. Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 21 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TCI (by annual resolution of the Board of Directors) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) are used to reduce TCI's otherwise determined contributions. Such forfeitures amounted to $195,967, $455,621 and $170,913 for the years ended December 31, 1994, 1993 and 1992, respectively. Participant contributions are always fully vested. Generally, participants acquire a vested right in TCI contributions as follows:


                                          Vesting
              Years of service           percentage
              ----------------           ----------
              Less than 1                      0
                    1-2                       20
                    2-3                       30
                    3-4                       45
                    4-5                       60
                    5-6                       80
                    6 or more                100


      Although TCI has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.


                                                                  (continued)
                                    5

                        TELE-COMMUNICATIONS, INC.
                       EMPLOYEE STOCK PURCHASE PLAN

                      Notes to Financial Statements


      During 1994 the Plan was amended and restated to comply with the Tax Reform Act of 1986. Such restatement had no effect on participants or financial obligations of the Plan.

(3)   Other Marketable Securities

      On January 30, 1985, TCI distributed all of the issued and outstanding shares held by TCI of the capital stock of Republic Pictures Corporation, a majority-owned subsidiary of TCI prior to the distribution, to TCI's shareholders of record on January 14, 1985. During 1994, the Republic Pictures Corporation shares were sold by the Plan and was discontinued as an investment option.

      In early 1987, WestMarc Communications, Inc. ("WestMarc"), an indirect wholly-owned subsidiary of TCI, distributed all of the issued and outstanding shares of the capital stock of General Communication, Inc. ("GCI"), a wholly-owned subsidiary of WestMarc prior to the distribution, to WestMarc's shareholders of record on December 29, 1986. During 1994, the GCI shares were sold by the Plan and was discontinued as an investment option.

(4)   Change in Unrealized Appreciation (Depreciation)

      Unrealized appreciation (depreciation) of TCI Class A common stock for the years ended December 31, 1994, 1993 and 1992, is calculated as follows:


                                                    1994               1993               1992
                                                  --------           --------           --------
          End of year                          $  28,094,639         99,068,037         54,542,018
          Change in unrealized
           appreciation of
           distributions                           8,292,268         19,883,720         16,237,269
          Less beginning of
           year                                   99,068,037         54,542,018         42,177,377
                                                ------------         ----------         ----------

          Net unrealized appreciation
           (depreciation) of TCI
            Class A common stock                 $(62,681,130)        64,409,739         28,601,910
                                                 =============        ==========         ==========



(5)   Transfers from Other Plans

      TCI has certain subsidiaries that maintain separate retirement savings plans. Participants in a subsidiary plan may elect, on a quarterly basis, to transfer their entire account balance to the Plan. During 1994, 1993 and 1992, transfers to the Plan from such subsidiary plans aggregated $911,970, $356,950 and $852,494, respectively.


                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


(6)   Reconciliation to Form 5500

      The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1994:



          Net Assets Available for Participant Benefits -
            financial statements                               $ 186,461,197

          Benefits payable to participants                        (2,311,643)
                                                               -------------
          Net Assets Available for Participant Benefits -
            Form 5500                                          $ 184,149,554
                                                               =============

      The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1994:

          Distributions to participants -
            financial statements                               $  14,300,153

          Reversal of prior year benefits
            payable to participants                               (3,702,786)

          Current year benefits payable
            to participants                                        2,311,643
                                                               -------------
          Distributions to participants -
            Form 5500                                          $  12,909,010
                                                               =============


                                                                      Schedule 1


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                Plan Investments

                               December 31, 1994


Investment securities                                Shares             Cost               Market
- ---------------------                                ------             ----               ------
Common Stock
- ------------
  Tele-Communications, Inc.
     Class A                                         8,564,712       $158,187,847         $186,282,486
                                                                     ============         ============


See accompanying independent auditors' report.

                                                                      Schedule 2


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                            Reportable Transactions

                  Years ended December 31, 1994, 1993 and 1992



                                    Purchases                       Sales
                              -------------------           --------------------------------------
                                                                                          Realized
                              Shares          Cost          Shares        Proceeds          Gain
                              ------          ----          ------        --------        --------
For the year ended:

December 31, 1994:
 Short-term Investment Co.  37,213,611     $ 37,213,611   38,085,953     $ 38,085,953         --
 TCI Class A common stock    1,728,239     $ 39,107,516           --               --         --

December 31, 1993:
 Short-term Investment Co.  32,788,180     $ 32,788,180   32,834,596     $ 32,834,596         --
 TCI Class A common stock    1,394,635     $ 33,202,815           --               --         --

December 31,1992:
 Short-term Investment Co.  25,698,879     $ 25,698,879   25,075,428     $ 25,075,428         --
 TCI Class A common stock    1,477,866     $ 26,895,107           --               --         --



See accompanying independent auditors' report.

                                 EXHIBIT INDEX



Shown below is the exhibit which is filed as a part of this Report -

     23-Consent of KPMG Peat Marwick LLP